UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 3, 2008
(Correcting Order dated November 19, 2001)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nastech Pharmaceutical Company Inc.

File No. 000-13789 – CF#11931

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Nastech Pharmaceutical Company Inc. (now known as MDRNA, Inc.) submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on October 29, 2001.

Based on representations by Nastech Pharmaceutical Company Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.25   through August 2, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support